SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lightning Rod Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532244 10 0

(CUSIP Number)

Thomas J. Patin

P. O. Box 5120, Hopkins, MN  55343

(612) 377-9822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532244 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas J. Patin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
735,667(includes 719,667 shares which may be purchased upon exercise of currently exercisable options and 8,000 shares which may be purchased upon exercise of currently exercisable Warrants)

	8.	Shared Voting Power 0

9.

Sole Dispositive Power
735,667 (includes 719,667 shares which may be purchased upon exercise of currently exercisable options and 8,000 shares which may be purchased upon exercise of currently exercisable Warrants)

	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
735,667 (Includes 719,667 shares which may be purchased upon exercise of currently exercisable options and 8,000 shares which may be purchased upon exercise of currently exercisable Warrants)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.             Security and Issuer.

                                                No change

Item 2.             Identity and Background.

                                                 No change

Item 3.             Source and Amount of Funds or Other Consideration.

                                                Not applicable.

Item 4.    Purpose of Transaction.

                                                Item 4 is hereby amended and restated as follows:

                                                On August 12, 2002, the Company granted Mr. Patin an option under the Company’s 2000 Stock Option Plan to purchase 50,000 shares of Common Stock of the Company.  As previously reported, on December 17, 2001, the Company granted Mr. Patin an option to purchase 600,000 shares of common Stock of the Company.

                                                The shares of Common Stock, Options and Warrants held by Mr. Patin were acquired for investment purposes. In his capacity as a director and officer of the Company, Mr. Patin may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Patin may make additional purchases of Common Stock either in the open market or in private transactions, including shares which may be acquired upon exercise of options and warrants held by him, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, Mr. Patin may decide in the future to sell all or part of his investments in the Company’s Common Stock.

                                                Although the acquisition of shares of Common Stock, Options and Warrants have been made for investment, at some future time Mr. Patin might decide that it is desirable to seek to acquire, or to participate in acquiring, the Company or to seek to control or further influence the management and policies of the Company.  At the present time Mr. Patin has made no definite decision to seek to acquire, or to participate in acquiring, the Company.  Mr. Patin anticipates that he may express his opinion or concern from time to time and may take appropriate action to support any management or other proposed transactions that may be consistent, and to resist any management or other proposed transactions that may be inconsistent, with his goals as an investor in the Company.

Item 5.    Interest in Securities of the Issuer.

                                                Item 5 is hereby amended and restated as follows:

                                                Mr. Patin beneficially owns 735,667 shares of the Company’s Common Stock, representing 18.8% of the shares of Common Stock which would be outstanding assuming exercise of all Options and Warrants held by Mr. Patin.  Of such shares, 8,000 are held directly by Mr. Patin and 727,667 are obtainable upon exercise of Options and Warrants which are currently exercisable or will become exercisable within 60 days of the date of this Amendment No. 1 to Schedule 13D.  Mr. Patin has sole voting and dispositive power over all of the Common Stock and rights to acquire Common Stock currently owned by him.  On August 21, 2002, the Company granted Mr. Patin an option under the Company’s 2000 Stock Option Plan to purchase 50,000 shares of Common Stock of the Company at an exercise price of $0.31 per share.  As previously reported, on December 17, 2001, the Company granted Mr. Patin an option to purchase 600,000 shares of Common Stock of the Company.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                                                Item 6 is hereby amended and supplemented to add the following:

                                                On August 21, 2002, the Company granted Mr. Patin a ten-year option under the Company’s 2000 Stock Option Plan to purchase 50,000 shares of the Company’s Common Stock at an exercise price of $0.31 per share.  The option vests  immediately and can be exercised at any time during the life of the option.

Item 7.    Material to be Filed as Exhibits.

                                                Item 7 is hereby amended and restated as follows:

Exhibit A	Warrant dated May 1, 2000 between the Company and Thomas J. Patin and Lynn Patin, JTWROS.

Exhibit B	Stock Option Agreement dated December 17, 2001 between the Company and Mr. Patin.

Exhibit C	Stock Option Agreement dated August 21, 2002 between the Company and Mr. Patin.

Exhibit D	The Company’s 2000 Stock Option Plan incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement filed March 28, 2000.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  9 , 2003.

/s/ Thomas J. Patin
Thomas J. Patin